Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Cameco Corporation (“Cameco”)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

July 25, 2018

Item 3 – News Release

The news release relating to the material change described in this report was issued by Cameco via Marketwired on July 25, 2018. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change

On July 25, 2018, Cameco announced that due to a persistently weak uranium market, the suspension of production at the McArthur River mining and Key Lake milling operations in northern Saskatchewan will be extended for an indeterminate duration. Cameco has not seen the improvement needed in the uranium market to restart McArthur River and Key Lake, and must suspend production for an indeterminate duration to ensure the long-term sustainability of the company.

This action will result in the permanent layoff of approximately 550 site employees, including those currently on temporary layoff since January, 2018. A reduced workforce of approximately 200 employees will remain at the McArthur River and Key Lake sites to keep the facilities in a state of safe care and maintenance. Cameco expects its share of the costs to maintain both sites to range between $5 million and $6 million per month once these layoffs take effect. In addition, to further decrease costs, the workforce at Cameco’s corporate office will be reduced by approximately 150 positions including employees and vacancies. As a result of the layoffs at the two sites and corporate office, Cameco expects to incur between $40 million and $45 million in severance costs in the third quarter of 2018.

Cameco’s joint venture partner, Orano Canada Inc. (“Orano”), has agreed to extend the suspension, and Cameco has agreed to extend its repayment of up to 5.4 million pounds of uranium concentrates to Orano. Orano is now obligated to repay Cameco, in kind, by no later than December 31, 2023.

Item 5.1 – Full Description of Material Change

On July 25, 2018, Cameco announced that due to a persistently weak uranium market, the suspension of production at the McArthur River mining and Key Lake milling operations in northern Saskatchewan will be extended for an indeterminate duration. Cameco has not seen the improvement needed in the uranium market to restart McArthur River and Key Lake, and must suspend production for an indeterminate duration to ensure the long-term sustainability of the company.

This action will result in the permanent layoff of approximately 550 site employees, including those currently on temporary layoff since January, 2018. A reduced workforce of approximately 200 employees will remain at the McArthur River and Key Lake sites to keep the facilities in a state of safe care and maintenance. Cameco expects its share of the costs to maintain both sites to range between $5 million and $6 million per month once these layoffs take effect. In addition, to further decrease costs, the workforce at Cameco’s corporate office will be reduced by approximately 150 positions including employees and vacancies. As a result of the layoffs at the two sites and corporate office, Cameco expects to incur between $40 million and $45 million in severance costs in the third quarter of 2018.

Cameco’s joint venture partner, Orano Canada Inc. (“Orano”), has agreed to extend the suspension, and Cameco has agreed to extend its repayment of up to 5.4 million pounds of uranium concentrates to Orano. Orano is now obligated to repay Cameco, in kind, by no later than December 31, 2023.

Cameco will not produce from its tier-one assets to deliver into an oversupplied spot market. Until it is able to commit its production under long-term contracts that provide an acceptable rate of return for its owners, Cameco does not plan the restart production at McArthur River and Key Lake.

As 2018 unfolds, Cameco will continue to evaluate market signals. However, Cameco remains resolved in its efforts to maximize cash flow, while maintaining its investment-grade rating so it can self-manage risk and preserve the value of its tier-one assets.

Cameco is the operator of both the McArthur River mine and the Key Lake mill that processes all of the ore from McArthur River to uranium concentrate. Cameco owns 70% of McArthur River and 83% of Key Lake. Orano owns the remainder. Together, in 2017 the operations produced 16.1 million pounds of uranium (Cameco’s share 11.2 million pounds).

The currency in this Material Change Report is Canadian dollars unless otherwise noted.

Item 5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

For further information, please contact:

Sean A. Quinn

Senior Vice-President, Chief Legal Officer and Corporate Secretary

Cameco Corporation

(306) 956-6220

Item 9 – Date of Report

July 31, 2018

Caution Regarding Forward-Looking Information

Certain information in Items 4 and 5 of this Material Change Report constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. Please refer to Cameco’s July 25, 2018 news release under the heading “Caution about Forward-Looking Information” for a description of the material assumptions which this forward-looking information is based on and the material risks that could cause actual results to differ materially from the forward-looking information. Cameco has provided this forward-looking information to help you understand management’s view regarding the operational changes discussed in this Material Change Report, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as legally required.

Qualified Person

The technical and scientific information in this Material Change Report related to the McArthur River and Key Lake mining and milling operations was approved by Greg Murdock, manager, McArthur River operations, who is a qualified person for the purpose of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.